FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____               No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 05, 2009
2.	Press release dated October 08, 2009
3.	Press release dated October 21, 2009
4.	Press release dated October 21, 2009
5.	Press release dated October 21, 2009
6.	Press release dated October 21, 2009
7.	Press release dated October 28, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2009
ARM HOLDINGS PLC.

By: /s/Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

05 October 2009

ARM Announces Full Support for Adobe Flash Player 10.1

Los Angeles, Calif. – October 5, 2009 –ARM today announced they have delivered on the commitment to optimizing Adobe® Flash® Player 10.1 on ARM®-powered devices as part of the Open Screen Project, a broad industry initiative of close to 50 participants working together to deliver a consistent runtime environment across mobile phones, desktops and other consumer electronic devices.

As growth in the number of connected devices continues to skyrocket, consumers are starting to demand access to the Internet everywhere – not just on one device and not just in one place. By bringing the full Flash Player to the broad range of ARM Cortex-A powered devices, consumers will experience uncompromised Web browsing of rich applications, content, and high definition (HD) video across a broad range of devices, from PCs and smartphones to digital televisions and netbooks.

Key Facts:

At release, Adobe Flash Player 10.1 will be officially supported on ARM-powered devices.
Adobe Flash Player on ARM-powered devices will give consumers access to virtually all Web content everywhere.
ARM and Adobe are breaking down the barriers about where and when you can use the Internet.

ARM Cortex-A based devices supporting the full Adobe Flash Player range from mobile phones to set-top boxes, mobile Internet devices, televisions, automotive platforms, personal media players and other mobile computing devices.

Quotes:
Ian Drew, EVP of Marketing, ARM: “Delivering a highly responsive, uncompromised Web and rich media experience to consumer devices and the digital home is a key focus for ARM. The Open Screen Project with Adobe enables ARM and our partners to optimize and deploy Flash Player 10.1 across ARM Powered® devices, freeing content to reach users on a range of devices.”

David Wadhwani, general manager and vice president, Platform Business Unit at Adobe:
With ARM as the leading platform provider for smartphones, it’s clear that there is a strong opportunity to extend the architecture to other, fast-growing device categories.  The close collaboration between ARM and Adobe ensures that users will be able to experience uncompromised browsing of rich applications, content and HD video across smartphones, smartbooks, netbooks, televisions and many other Internet connected devices in the future.

Links:
o Open Screen Project: http://www.openscreenproject.org/
o ARM official: http://www.arm.com/
o Adobe official: http://www.adobe.com/

Tweet:

ARM and partners to optimize and deploy Flash Player 10.1 across billions of #ARM powered devices #AdobeMax

###
Media Contacts:
Charlene Marini
ARM
+1 415-694-6740
charlene.marini@arm.com

RJ Bardsley
Racepoint Group
+1 408 576 1131
rjbardsley@racepointgroup.com

Item 2

ARM ANNOUNCES 45nm SOI TEST CHIP RESULTS THAT DEMONSTRATE POTENTIAL 40 PERCENT POWER SAVINGS OVER BULK PROCESS.

SOI test chip results detailed at IEEE Conference

CAMBRIDGE, UK , Oct. 8, 2009 — ARM [(LSE:ARM); (Nasdaq: ARMH)] announced at the IEEE SOI Conference, Foster City, Calif., the results from a silicon-on-insulator (SOI) 45nm test chip that demonstrate potential power savings of up to 40 percent over traditional bulk process for manufacturing chips. The test chip was based on an ARM 1176™ processor and enables a direct comparison between SOI and bulk microprocessor implementations.  The results confirm SOI technology is a viable alternative to traditional bulk process technology when designing low-power processors for high-performance consumer devices and mobile applications.

 ARM® and Soitec collaborated to produce a test chip to demonstrate the power savings in a real silicon implementation with a well-known, industry-standard core.  The goal was to produce a comparison of 45nm SOI high-performance technology with bulk CMOS 45nm low-power (LP) technology of the same product.

“As a technology leader in physical IP and processors, ARM has been an active proponent of the benefits SOI may bring to our customers’ products.” said Tom Lantzsch, vice president, physical IP division, ARM.  “Investing the resources to conduct a bulk vs. SOI comparison provides useful data to address previously speculated claims and demonstrates that there can be performance and power savings benefits from SOI.”

The silicon results show that 45nm high-performance SOI technology can provide up to 40 percent power savings and a 7 percent circuit area reduction compared to bulk CMOS low-power technology, operating at the same speed. This same implementation also demonstrated 20 percent higher operating frequency capability over bulk while saving 30 percent in total power in specific test applications.

“ This benchmark by ARM and Soitec clearly demonstrates the  potential power/performance benefits of our sixth-generation 45nm SOI technology now available to both ASIC and foundry clients,” said Mark Ireland, vice president, Semiconductor Products & Services, IBM.  “Validating the power advantage of SOI with an industry-standard ARM processor demonstrates the potential for SOI adoption for digital consumer electronic applications.”

“This is a significant step for the industry, as the collaborative efforts of SOI Consortium member companies have produced a proof-point that the energy efficiency of SOI technology could cover battery operated applications,” said Horacio Mendez, executive director of the SOI Industry Consortium.  “Many companies will benefit from this data in considering their technology manufacturing decision.”

The design was implemented using ARM and IBM standard SOI libraries and leading EDA tools. The IP ecosystem and manufacturing solutions are in place for design starts with ARM and IBM libraries on IBM 45nm SOI technology.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS; and ARM Sweden AB.

ARM Press Contact:

Erik Ploof	RJ Bardsley
ARM	Racepoint Group
+1 425-880-6033	+1 415-694-6740
erik.ploof @arm.com	rjbardsley@racepointgroup.com

# # #

Item 3

ST-ERICSSON AND ARM IN COOPERATION TO ACCELERATE INNOVATION IN MOBILE USER EXPERIENCE
ST-Ericsson’s U8500 platform first to integrate Mali-400TM graphics processing unit providing access to a leading-edge environment for graphics developers
GENEVA, SWITZERLAND AND CAMBRIDGE UK -  Oct. 21, 2009 ST-Ericsson, a world leader in wireless platforms and semiconductors and ARM [(LSE: ARM); (Nasdaq: ARMH)], announce a cooperation to accelerate the next step in mobile user experience and graphics innovation with the creation of a Mali technology-enabled development platform for content and application developers, available via the ARM MaliTM Developer Center. The cooperation will speed up bringing consumers a better gaming experience in terms of high quality graphics, video and audio on their mobile devices. At the same time it will improve the user interface with enhanced performance, quicker responses and the ability to implement 3D graphics. The availability of the platform will enable developers to reduce significantly the time-to-market of content and applications for next generation devices.

The ARM Mali Developer Center (www.malideveloper.com) fosters a growing developer community of software engineers by providing resources such as graphics software development tools, example code, documentation and access to upcoming hardware through a community-based web portal.

“ARM has welcomed the opportunity to launch this joint initiative with ST-Ericsson. The availability of this development platform will help achieve and accelerate the Mali vision of outstanding graphics in any consumer electronic device,” said Lance Howarth, general manager, ARM Media Processing Division “By using the platform, members of the Mali Developer Center will be able to access Mali GPU capabilities early and create outstanding content and applications for the next generation of consumer devices.”

“Advanced graphics play a key role in the user experience for a wide variety of portable and consumer devices. Our collaboration with ARM will bring the Mali GPU capabilities to the developer community,” said Marc Cetto, vice president, 3G Multimedia and Platforms Division, ST-Ericsson. “With this co-operation we foresee that our customers will benefit from the early availability of a broad range of innovative content for their devices.”

To provide access to a leading edge environment, the development board is powered by ST-Ericsson’s U8500, the first smartphone platform to integrate the ARM Mali-400 OpenGL ES2.0 and OpenVG1.1 graphics processing unit. The U8500 is one of the earliest mobile platforms to introduce an ARM Cortex™-A9 MPCore™ SMP dual core processor and can support HD video playback at 1080p.

The development board will be available for demonstration at ARM Techcon3, Santa Clara, USA, October 21-23 2009.

Notes to editors:
Read more about the U8500  (LINK)
About Mali Graphics Technology
The Mali GPU family scales from the Mali-55 GPU to the Mali-400 MP GPU, which addresses all embedded graphics needs with the widest range of supported performance points. This diverse offering enables ARM to lead in conformance to various open standards, including Open GL ES 2.0, and confirms the company’s unique position as a world-class supplier of a complete range of hardware and software graphics IP, enabling application developers and device manufacturers to create competitive and cutting-edge designs.

For more information, please visit http://www.arm.com/products/multimedia/graphics.

About ST-Ericsson
ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and ST-Ericsson’s products and technologies enable more than half of all phones in use today. The company generated pro-forma sales of about USD 3.6 billion in 2008. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE: STM) and Ericsson (NASDAQ: ERIC) in February 2009, with headquarters in Geneva, Switzerland. More information about ST-Ericsson is available at www.stericsson.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM is a registered trademark of ARM Limited. Cortex and Mali are trademarks of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

FOR FURTHER INFORMATION, PLEASE CONTACT:
ST-Ericsson Media Relations
Phone: +41 22 930 2733
Email: media.relations@stericsson.com
ST-Ericsson Investor Relations
Phone: +41 22 929 6973
Email: investor.relations@stericsson.com
ARM
Trina Watt
+44 (0) 1223 400835
trina.watt@arm.com
Racepoint Group Europe
Kersti Klami/Blaise Hammond
+44 (208) 752 3216 / 3203
kersti.klami@racepointgroup.com / blaise.hammond@racepointgroup.com

Item 4

ARM MALI DEVELOPER CENTER DRIVES DEVELOPMENT OF GRAPHICS FOR NEXT-GENERATION DIGITAL DEVICES

Online portal provides graphics developers access to a comprehensive set of Khronos OpenGL ES, OpenVG and other development resources, collaborative support, tools and early hardware access to wide range of Mali GPU-enabled development platforms

CAMBRIDGE, UK – Oct.  21, 2009 –  ARM [(LSE: ARM); (Nasdaq: ARMH)] announced today at ARM TechCon 3, Santa Clara, Calif., the launch of the ARM® Mali™ Developer Center – a comprehensive suite of resources for graphics and embedded applications developers working with the Khronos OpenGL ES 1.1 and 2.0, OpenVG 1.0 and 1.1, as well as other APIs.  Accessing these resources as members of the Mali ecosystem will enable developers targeting Mali graphics processing unit (GPU) platforms to bring best-in-class content to market.

With 24 hardware licensees including Broadcom, LG Electronics, Mediatek, ST-Ericsson and STMicroelectronics, Mali technology is the most widely-licensed GPU architecture in the world. With the proliferation of Mali technology-powered silicon from the world’s foremost silicon suppliers, the online Mali Developer Center will help speed the development and delivery of compelling graphics and multimedia experiences for the broad range of applications based on the Mali architecture.

Developers and middleware providers within the expanding Mali ecosystem are working closely with ARM and its OEM and silicon Partners to reduce the time-to-market and total cost of bringing advanced graphics content to a wide variety of digital devices, from feature phones and smartphones, through to netbooks, game consoles, personal navigation devices, automotive dashboards, set-top boxes and digital TVs.

The Mali Developer Center encourages innovation and is set to be the catalyst for the proliferation of high-quality content and applications to meet demands for the next generation of devices. Developers are provided with early access to advanced Mali hardware, enabling compelling graphics content to run across multiple OEM platforms and through an ever-wider array of high performance consumer devices ahead of market availability.

“Getting devices with cutting edge user experiences and high-end graphics content to market, is often delayed by late changes in OEM specifications, affecting the characteristics and functionality of the target platform,” said Fredrik Ademar, CTO, TAT.  “The Mali Developer Center will have a great positive impact in allowing us to develop advanced graphics solutions, taking full benefit of the Mali architecture ahead of the availability of a device to the wider market.”

“The Mali Developer Center will act as a catalyst for the development of next-generation user interfaces, gaming, browsing and navigation,” said Lance Howarth, general manager, ARM Media Processing Division. “With developers crying out for better access to OpenGL ES and OpenVG resources for some time, we see the Mali Developer Center becoming an effective hub for accelerated development of highly advanced graphics. Allowing access to the complete Mali graphics stack and the ARM Mali ecosystem, the portal will advance innovation, drive down development costs and reduce time to market, making next-generation graphics a reality.”

“The Mali Developer Center heralds a step change in graphics development,” said Min-Ho Ahn, VP of engineering, Digital Aria.  “Even for companies such as DigitalAria with expertise in embedded graphics, developing stunning 3D User Interfaces with a dynamic look and feel in full HD resolution is a challenging task. Thanks to the combination of the advanced performance of Mali GPUs and the invaluable resources and support provided via the Mali Developer Center portal, we will be able to develop software more cost-effectively and reduce time-to-market.”

“ST-Ericsson is strongly committed to enable next-generation user experiences for mobile devices. As a key member of the Mali community, we will work closely with ARM and the Mali ecosystem to deliver advanced graphic capabilities in our platforms and accelerate innovation,” said Teppo Hemia, head of 3G Multimedia Business Unit , ST-Ericsson. “By providing developers with easier access to tools, hardware and other resources, the Mali Developer Center will drive innovation to the benefit of the whole ecosystem.”

The online portal will enable graphics and embedded applications developers, as well as middleware providers, to access to a comprehensive range of support levels and free tools, information resources, hardware and a community forum to speed pre-integration into Mali GPU-based platforms. This will significantly reduce development costs and shorten time to market of cutting-edge graphics on any device with a screen. Essentially it will reduce the total cost of graphics ownership for the whole value chain.

Find out more on the Mali Developer Center: www.malideveloper.com

About Mali Graphics Technology
The Mali GPU family scales from the Mali-55 GPU to the Mali-400 MP GPU, which addresses all embedded graphics needs with the widest range of supported performance points. This diverse offering enables ARM to lead in conformance to various open standards and confirms the company’s unique position as a world-class supplier of a complete range of hardware and software graphics IP, enabling application developers and device manufacturers to create competitive and cutting-edge designs.

Mali graphics processors deliver stunning 2D and 3D graphics providing 4x full scene anti-aliasing (FSAA) without any noticeable drop in performance, and 16x full scene anti-aliasing outperforming any other implementation of comparable quality.  In addition to providing content developers with the state-of-the-art programmable features in OpenGL ES 2.0, Mali products also support 2D scalable vector graphics through OpenVG for improved text, navigation, UI and web-browsing experiences. For more information, please visit http://www.arm.com/products/multimedia/graphics.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless,

networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com
ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:
ARM
Trina Watt
+44 (0) 1223 400835
trina.watt@arm.com

Racepoint Group Europe
Kersti Klami/Blaise Hammond
+44 (208) 752 3216 / 3203
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com

Item 5

ARM DELIVERS THE INTERNET EVERYWHERE WITH MOST POWER-EFFICIENT AND COST-EFFECTIVE MULTICORE PROCESSOR

Processor reinforces clear leadership position in highest-volume and highest-value connected consumer, embedded and industrial applications

CAMBRIDGE, UK – Oct. 21, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announces the launch of the ARM® Cortex™-A5 MPCore™ processor, the smallest, lowest power ARM multicore processor capable of delivering the Internet to the widest possible range of devices, from ultra low cost handsets, feature phones and smart mobile devices, to pervasive embedded, consumer and industrial devices. Available as an extremely area- and power-efficient uniprocessor or up to a 4x multicore processor, the Cortex-A5 processor unleashes the outstanding performance and power scalability required for the compelling usage scenarios demanded by each of these markets. This extraordinary combination of performance, functionality, and efficiency reinforces ARM’s clear leadership position in the highest-value and highest-volume application segments.

The Cortex-A5 uniprocessor provides a high-value migration path for the large number of existing ARM926EJ-S™ and ARM1176JZ-S™ processor licensees. By delivering better performance than the ARM1176JZ-S processor within the raw power and silicon area footprint of the ARM926EJ-S processor, the Cortex-A5 uniprocessor offers nearly twice the power-efficiency relative to these earlier and extremely popular predecessors. This increases the quality of the user experience while reducing costs and end-user device size.

This performance is further enhanced by the Cortex-A5 multicore processor which utilizes the successful ARM MPCore technology. The widely-adopted ARM MPCore technology increases performance scalability and control over power consumption to exceed the performance of today’s comparable high-performance devices while remaining within the tight mobile power constraints. To date ARM MPCore processors have been licensed by more than 15 leading semiconductor companies including Broadcom, NEC Electronics, NVIDIA, Renesas Technology, Toshiba and Sarnoff Corporation, and have been implemented in numerous applications on the market today. This technology greatly expands the addressable application spectrum while enabling new and more efficient modes of operation.

The Cortex-A5 processor includes TrustZone® security technology along with a NEON™ multimedia processing engine first introduced with the Cortex-A8 processor. NEON technology is a 128-bit SIMD (Single Instruction, Multiple Data) architecture extension for the Cortex-A series processors, providing flexible and compelling acceleration for intensive multimedia applications.

The Cortex-A5 processor is fully application compatible with the Cortex-A8 and Cortex-A9 processors. This enables immediate access to an established developer and software ecosystem including Android, Adobe Flash, Java Platform Standard Edition (Java SE), JavaFX, Linux, Microsoft Windows Embedded, Symbian and Ubuntu, along with more than 600 ARM Connected Community™ members.

Speaking at the 18th World Wide Web conference earlier this year, Google’s vice president and chief internet evangelist and one of the founders of the internet, Vinton “Vint” Cerf predicted: “More people in the world will have their first interaction with the internet with mobile than with laptop.” He continued: “We will have more internet, larger numbers of users, more mobile access, more speed, more things online and more appliances we can control over the internet.”

 “The Cortex-A5 processor signals a significant acceleration in the future of internet connectivity,” said Eric Schorn, vice president of marketing, Processor Division, ARM. “Internet accessibility has long been a critical social opportunity and with the launch of the Cortex-A5 processor we are providing the pervasive internet with unprecedented power-efficiency and cost-effectiveness. The Cortex-A5 processor scales from ultra low cost handsets and lifestyle internet devices all the way to consumer, embedded, and industrial devices - anything that can be connected to the internet. We are truly delivering the internet everywhere.”

“The launch of the Cortex-A5 processor reinforces ARM’s leadership in innovation and technology, and sets a new standard for cost-effectiveness and power-efficiency in entry-level mobile devices,” said Nathan Brookwood, research fellow at Insight 64. “The performance of the

Cortex-A5 processor, when combined with Adobe’s recently-announced support for Cortex-A profile processors in Flash Player 10.1, will allow users of ARM processor-based systems to view the same internet video content previously accessible only to users of x86-based systems.”

The processor has been licensed by numerous ARM Partners including Samsung, a global leader in semiconductor, telecommunication, digital media and digital convergence technologies.

 "Samsung has enjoyed a strong partnership with ARM and has achieved considerable success utilizing ARM CPU cores in many of our industry leading System-On-Chip (SOC) products," said Yiwan Wong, Vice president, Strategic Marketing Team, System LSI Division, Samsung Electronics. "This new Cortex-A5 processor from ARM will allow us to further broaden the range of SOC products we can offer to our customers to address the needs of the expanding mobile device market space."

Supporting Technology
The Cortex-A5 processor incorporates, and is supported by, a broad range of ARM technology to provide ARM Partners with a smooth path through the development, verification and production of full function, compelling devices while significantly reducing time-to-market.

The new processor is supported by the immediate availability of a High Performance Optimization Package of physical IP to enable leadership implementations in a 40nm process.  This optimization package comprises ARM low leakage, high performance logic libraries featuring multi-channel design along with optimized memory instances engineered specifically for the Cortex-A5 processor architecture.   The optimized package is available initially for the TSMC 40LP process and further performance benefits can be achieved through the use of multi-Vt and overdrive implementation techniques.

The ARM AMBA® and CoreSight™ system development IP and tools products address the critical challenges of efficiently moving, storing and observing data between cores and memory to optimize the system performance and power consumption of ARM Cortex processor-based SoC designs. The AMBA system development components enable system designers to maximise the utilization of system bandwidth, reduce latency and cut time to market of high-performance

SoC designs, while the ARM CoreSight technology provides complete on-chip debug and real-time trace visibility, reducing risk and speeding development of high quality system software.

For systems that demand high-quality graphics and video processing the extremely power- and area-efficient Mali™ Graphics Processing Units (GPUs) and Mali-VE Video Engines provide ideal solutions. The Cortex-A5 processor when combined with the Mali-200, Mali-400MP GPUs and the Mali-VE3, Mali-VE6 Video Engines ensure highly efficient and flexible designs that scale with requirements to deliver the rich multimedia user experience necessary for success in the highly competitive market for consumer products.

ARM also provides a complete range of complementary software tools to enable software development, optimization and test ahead of silicon availability, significantly reducing application time-to-market and ensuring the highest degree of software quality. Tools available at launch include Fast Models, instruction-accurate models ideal for creating, running and optimizing software in simulation, RealView® Development Suite (RVDS) 4.0 Pro, incorporating the best-in-class ARM Compiler and market-leading ARM Profiler, enabling applications to easily achieve both high performance and optimal code size.

 In addition, the ARM Active Assist training and on-site system-design advisory service enables licensees to efficiently integrate the Cortex-A5 processor into their design to realize maximum system performance with lowest risk and fastest time-to-market.

Licensing and Availability
The Cortex-A5 processor has multiple lead licensees developing leadership mass-market silicon today, is now available for general licensing, and will be delivered in the fourth quarter of 2009.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM, AMBA, RealView and TrustZone are registered trademarks of ARM Limited. Cortex, MPCore, ARM926EJ-S, ARM1176JZ(F)-S, CoreSight, Mali , NEON and Connected Community are trademarks of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contact Details:

Alan Tringham	Charlene Marini
ARM	ARM
+44 1223 400947	+1 408-576-1131
alan.tringham@arm.com	charlene.marini@arm.com

Racepoint Group Europe Kersti Klami / Alice Jackson / Blaise Hammond +44 (208) 752 3215 armuk@racepointgroup.com

SUPPORTING QUOTES FROM ARM CONNECTED COMMUNITY MEMBERS

 “ARM continues to meet increasing architectural efficiency and performance demands with innovative multiprocessor capable cores,” said John Bruggeman, chief marketing officer at Cadence Design Systems, Inc. “By adding our unique expanded multiprocessor design capabilities, Cadence will enable faster implementation and verification of the Sparrow multicore processor using the Encounter Digital Implementation System and Incisive Verification environments.”

“In the past few years, eSOL has pioneered in the RTOS and development tools for multicore processors with extensive support in ARM Cortex-A8 and ARM11 MPCore processors to date,” said Nobuyuki Ueyama, the Executive Vice President of eSOL Co., Ltd. “We congratulate ARM for making another breakthrough with the new Cortex-A5 MPCore processors, and eSOL will strive to offer the eCROS platform that includes a multi-profiled, scalable real-time operating system (RTOS), middleware, and development tools, all of which have been seamlessly integrated and offered as a development platform for the new processor along with Cortex-A9 processor."

“ARM has produced another pioneering product which will deliver an attractive migration path from its highly successful ARM926EJ-S™ and ARM1176JZ(F)-S™ processors,” said William E Lamie, CEO and president, Express Logic, Inc. “Our ThreadX RTOS, which is already deployed in hundreds of millions of ARM Powered® devices, offers designers working with the Cortex™-A5 processor, a responsive, high-performance, low-memory footprint solution for producing compelling products in today’s challenging market.”

“The ARM® Cortex-A5 processor provides an impressive blend of power and memory efficiency while delivering outstanding multicore performance,” said David Kleidermacher, CTO at Green Hills Software. “Green Hills’ technologies, including INTEGRITY Secure Virtualization (ISV) and TrustZone® security solutions, combine with the Cortex-A5 processor to give OEMs and developers a compelling platform for sophisticated designs while meeting stringent reliability and cost requirements.”

“Today’s portable devices are increasingly challenged to deliver long battery life, while still being able to deliver the internet on go, all at a low cost,” said Shantanu Jha, Vice President Media Processing at Ittiam. “The ARM Cortex-A5 processor is a compelling architecture to address this mix of requirements. Additionally, software compatibility with the Cortex-A family ensures readily available, high performance, low power multimedia functions. Ittiam is proud that our strong partnership with ARM has resulted in the benchmarking of our audio and video codecs as an off the shelf solution, enabling fast time to market for mobile multimedia and connectivity products. This is in keeping with Ittiam’s commitment to providing proven, best-in-class ARM processor-based software for the multimedia and Internet world.”
 “The Cortex-A5 processor is an exciting addition to the ARM Cortex family of scalable multicore processors, targeting a wide variety of devices including low-cost handsets and other consumer electronic devices,” said Stephan Lauterbach, general manager, Lauterbach GmbH. “Lauterbach’s PowerDebug and PowerTrace range of development tools provide support across the whole family of ARM processors and we work closely with ARM to ensure that developers have the tools required to bring innovative products to market in a timely and cost-effective manner.”

“A common challenge for many of our customers is minimizing design area and power consumption without sacrificing performance,” said Bob Smith, vice president, Product Marketing, Magma. “We will continue to collaborate with ARM to enable our mutual customers to leverage the integrated and automated low-power design capabilities of Magma’s Talus 1.1 IC design platform and the new Cortex-A5 multiprocessor architecture to achieve these objectives.”

“The ARM Cortex-A5 processor is the ideal solution for fast, efficient multicore systems so it is a perfect complement to Mentor’s Multi-OS on multicore embedded software solutions,” said Glenn Perry, Mentor Graphics embedded systems division general manager. “Customers will benefit from being able to seamlessly run their existing Cortex-A9 processor-based Nucleus RTOS, Linux and Android applications unchanged on this new processor.”

“The Cortex-A5 scalable multiprocessor represents an ideal opportunity for developers and OEMs to move to the ARMv7 architecture and to a multicore design,” said Kroy Chang-Zeviar, Business Alliance manager, QNX Software Systems. “The QNX Neutrino RTOS provides an SMP-capable, networked and memory-protected real-time operating system that already runs across a variety of ARM Cortex processors.”

“The power and performance characteristics of the Cortex-A5 processor enables JavaFX to bring visually compelling user experiences to consumer, commercial, and embedded devices,” said Eric Klein, vice president of Java Platform Marketing at Sun Microsystems.  “Java's strong multicore support and the Cortex-A5 processor's compatibility with the Cortex-A8 and Cortex-A9 processors mean that the rich programming and display capabilities of Java SE and JavaFX will be available to developers on these amazing processors.”

“The Symbian platform and the ARM Cortex-A5 processor will enable the delivery of advanced, always-on multimedia use cases, while respecting the power and memory constraints of mobile devices,” said Shaun Puckrin, head of Community Support, Symbian Foundation.  “Symbian and

ARM work in close collaboration to deliver high-performance converged mobile devices and our history of collaboration has seen the Symbian platform scale across all ARM processor architectures. The multiprocessor variants of the Cortex-A5 processor will bring even greater performance and power efficiency to internet-enabled mobile devices, through the use of the Symbian platform’s class-leading support for Symmetric Multi-Processing (SMP).”

 “The ARM Cortex-A5 processor takes advantages of the latest design and semiconductor technology advances to enable a true ‘Internet Everywhere’ experience,’” said John Chilton, senior vice president, marketing & strategic development at Synopsys. “ARM and Synopsys have collaborated extensively to deliver performance and energy optimized design enablement with the Galaxy™ Implementation Platform for ARM processors; by adding support in Synopsys’ Lynx Design System for the ARM Cortex-A5 processor and enhanced 40LP physical IP, we will provide designers a complete, optimized production-ready IC development platform for next-generation, internet-enabled devices.”

Item 6

ARM UNVEILS NEW AMBA SYSTEM IP FOR LOW POWER AND MEDIA RICH SOC DESIGNS

Major upgrades and new products enable rapid deployment of Cortex and Mali processors into media rich, web-enabled systems

CAMBRIDGE, UK – October 21, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced the launch of new system IP products from the ARM® AMBA® family: the AMBA Network Interconnect with Advanced Quality of Service, a new Dynamic Memory Controller, and the Verification and Performance Exploration tool.  These significant additions to the AMBA family further accelerate ARM Partners’ time to market for lower power, higher performance ARM processor-based SoCs.

The AMBA Network Interconnect (NIC-301) with advanced QoS (QoS-301) delivers the richest media experience from ARM Cortex™ CPUs, Mali™ GPUs and Video processors and is optimized to balance low latency with guaranteed bandwidth.  Interconnect QoS boosts web browsing performance by up to 30 percent, providing consumers with enhanced responsiveness, considerably reducing the time taken from click to view.

The widely licensed AMBA Dynamic Memory Controller (DMC-342) family has been extended to support LPDDR2 memories with their higher bandwidth, lower power and reduced pin-count characteristics.  The DMC-342 manages memory power modes to reduce system level power consumption. QoS-based traffic management within DMC-342 optimizes the efficiency of shared memory access, servicing high bandwidth GPUs while meeting maximum latency guarantees for real-time masters.

The new AMBA Verification and Performance Exploration (VPE-301) tool enables the creation of ‘what if’ scenarios to explore the performance of subsystems comprising ARM Cortex processors, Mali GPUs and customer IP prior to software or silicon availability. VPE-301 substitutes RTL with components that generate statistical AMBA AXI™ traffic profiles, and has been proven to reduce simulation times by more than 90 percent while maintaining data-path accuracy. With VPE-301, system architects can evaluate many more design configurations, ensuring they reach a solution with optimal performance.

“The drive to constrain product costs and power consumption represents a major challenge for system designers, particularly with external memory bandwidth,” said Michael Dimelow, director of marketing, Processor Division, ARM. “To increase performance, designers need to focus on the efficient use of this memory bandwidth.  This drives the need both for system IP that intelligently manages traffic between the masters and memory sub-system, and tools that aid analysis of the system dynamics ahead of silicon.”

Availability
All of these products are available for licensing from ARM today.

A white paper “Traffic Management for Optimizing Media-Intensive SoCs” is available. Click here

About AMBA & CoreSight
The ARM AMBA and CoreSight™ families of products deliver a range of system IP and tools to optimize ARM Cortex and Mali processor-based SoC designs. The product portfolio comprises network interconnect, SoC level debug and trace, dynamic memory and cache controller IP along with the configuration and performance exploration tools necessary to accelerate time to market. The AMBA and CoreSight families of products have been licensed by all leading semiconductor companies and are widely deployed across all consumer electronics product markets. These latest additions to the AMBA family raise the bar in both performance and ease of use. For more information: http://www.arm.com/products/solutions/fabric_overview.html

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

###

ARM and AMBA are registered trademarks of ARM Limited. Cortex, Mali and AXI are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contacts

Alan Tringham,
ARM
Tel : +44 1223 400947,
Email: alan.tringham@arm.com

Charlene Marini,
ARM
Tel : +1 408-576-1131,
Email : charlene.marini@arm.com

Item 7

STMICROELECTRONICS AND ARM TEAM UP TO POWER
NEXT-GENERATION HOME ENTERTAINMENT

ST adopts ARM Cortex-A9 multicore processor to deliver high-performance SoCs for an enhanced HDTV experience for consumers, while raising the bar for power efficiency in home entertainment equipment

GENEVA, SWITZERLAND AND CAMBRIDGE, UK – Oct. 28, 2009 – STMicroelectronics (NYSE: STM), one of the world’s leading set-top-box chip makers, and ARM [(LSE: ARM); (Nasdaq: ARMH)], announced today that ST has adopted the ARM® Cortex™-A9 MPCore™ processor, in addition to the Mali®-400 graphics processor, for its upcoming set-top-box and digital TV system-on-chip (SoC) ICs.

The Cortex-A9 MPCore processor provides ST with the scalable high performance required to enable the high-bandwidth broadband and broadcast content being streamed into homes, while significantly improving power efficiency when compared to alternative solutions. The adoption of ARM technology enables ST to build upon the expertise accumulated during its SoC development with its successful ST-40 processor, and also signals the company’s intention to base its next-generation range of HDTV SoCs on ARM technology.

ST already has vast experience in developing cutting-edge complex SoCs based on ARM technology for various applications in wireless, computer, automotive and industrial markets. By adopting the Cortex-A9 MPCore processor for home-entertainment markets, ST is also able to access the comprehensive and expanding software ecosystem around the Cortex-A9 MPCore processor, including Adobe® Flash® technology and leading web browsers such as Opera, to provide compelling multimedia performance.

“Building our next-generation HDTV consumer devices around the high-performance ARM architecture will enable us to continue to deliver best-in-class devices for our customers, while providing a simple migration route from our existing ST-40 based chips,” said Philippe Lambinet, executive vice president, Home Entertainment and Display Group, STMicroelectronics. “In addition, our customers now gain access to the broad ARM ecosystem of support around the processors.”

“The adoption of ARM technology by ST, one of the world leaders for home-entertainment ICs, is a highly visible demonstration of the growing momentum behind our Cortex processors and Mali GPUs (Graphics Processor Units) in applications such as DTV and set-top boxes,” said Mike Inglis, executive vice president, Processor Division, ARM. “Our leadership position in the development of high-performance, low-power multicore technology enables ARM to provide the scalable performance demanded by next-generation consumer devices.”
“Sky welcomes the collaboration between ST and ARM to provide cost-effective, low-power set-top-box technology,” said Roger Lambert, BSkyB. “Reducing power consumption across our business is a key pillar of Sky’s strategy – utilizing the lowest power technology in our set-top boxes is a vital element of this ongoing strategy.”

ST has also licensed the ARM Mali-400 MP multicore scalable graphics processing unit (GPU) technology to meet the growing demand for exciting new graphical user interfaces and the needs of increasingly sophisticated web-based services. The Mali-400 GPU enables ST to provide ‘1080p’ 3D user interfaces conforming to the Khronos OpenGL ES 2.0 API (Application Programming Interface), and helps deliver the seamless composition of graphics and video for the best possible user experience from the next wave of web-based interactive services.

“Flash Player 10 is essential to deliver rich, compelling Web content on advanced consumer devices,” said Danny Winokur, senior director, Business Development, Platform Business Unit at Adobe. “ST and ARM are enabling the underlying hardware platform, based on Open GLES 2.0, and the high-performance ARM Cortex-A9 processor, to deliver the full Flash experience to consumer entertainment systems.”

The first ST devices for home entertainment applications integrating the Cortex-A9 MPCore and Mali-400MP will be available in mid-2010.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2008, the Company’s net revenues were $9.84 billion. Further information on ST can be found at www.st.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries:  ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contacts
Alan Tringham,
ARM
Tel: +44 1223 400947,
Email: alan.tringham@arm.com

Charlene Marini,
ARM
Tel: +1 408-576-1131,
Email: charlene.marini@arm.com

STMicroelectronics Press Contacts
Michael Markowitz
STMicroelectronics
Tel: +1 7815910354
Email: michael.markowitz@st.com